

September 14, 2012

<u>Via Email</u>
Mr. Vincent N. Tozzi
Vice President, Treasurer and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083-0007

> **Re: Center Bancorp, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **File No. 000-11486**

Dear Mr. Tozzi:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Notes to Consolidated Financial Statements</u>

1. We note your significant sales of available-for-sale securities during the periods presented. Please provide the following information regarding these sales:
    - Tell us and disclose in future filings the business reasons for the large quantity of sales during the periods presented;
    - Tell us the average holding period for these securities sold during the periods presented;
    - Quantify the sales between categories of available-for-sale securities (mortgage-backed securities, corporate bonds and notes, trust preferred securities, etc.); and

- Quantify the realized gains and realized losses between categories of available-for-sale securities (mortgage-backed securities, corporate bonds and notes, trust preferred securities, etc.).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3474 if you have any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant